UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Monogram Biosciences, Inc.

(Name of Subject Company (Issuer))

Mastiff Acquisition Corp.

a wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

William I. Intner

Hogan & Hartson LLP

111 South Calvert Street, 16th Floor

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$142,647,242	$7,959.72
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 31,351,042 shares of common stock, par value $0.001 per share, of Monogram Biosciences, Inc., at a purchase price of $4.55 per share. Such number of shares represents the fully diluted number of shares of common stock on June 19, 2009 and consists of: (i) 23,042,427 shares of common stock issued and outstanding; (ii) approximately 4,733,255 shares of common stock subject to outstanding options under Monogram’s stock plans; (iii) up to 4,465 shares issuable upon the exercise of outstanding warrants; (iv) approximately 3,524,598 shares that could be issued upon conversion of Monogram’s Amended and Restated 3% Senior Secured Convertible Note due 2010 and 0% Convertible Senior Unsecured Notes due 2026; and (v) up to approximately 46,297 shares of common stock that could be issued in lieu of quarterly cash payments pursuant to Monogram Biosciences Inc.’s Amended and Restated 3% Senior Secured Convertible Note. The calculation of the filing fee is based on capitalization information provided by Monogram Biosciences, Inc. as of June 19, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009 equals 0.0000558 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,959.72
Form or Registration No.:	Schedule TO
Filing Party:	Mastiff Acquisition Corp. and Laboratory Corporation of America Holdings
Date Filed:	July 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issues Tender Offer)
☐	Rule 14d-1(d) (Cross-border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on July 1, 2009, by Mastiff Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, (the “Shares”) of Monogram Biosciences, Inc., a Delaware corporation (“Monogram”), at a price of $4.55 per Share in cash, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (the “offer to purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Amendment is being filed on behalf of the Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to incorporate herein by reference the portion of Section 15 of the offer to purchase entitled “Certain Legal Matters—Legal Proceedings,” which is hereby replaced in its entirety with the following paragraphs:

“Legal Proceedings. On June 26, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-489866). On July 2, 2009, a second putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-490059). The plaintiffs in these two actions subsequently dismissed the actions without prejudice in San Francisco County and, on July 8, 2009, joined as plaintiffs in a lawsuit in the Superior Court of the State of California, San Mateo County (Civil No. 09-485636). The action, styled Andrei Pevgonen, Rebecca Jordan and Charulata Patel v. William Young, et al., alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties of loyalty, good faith, independence and candor, and allegedly failed to maximize value for Monogram’s stockholders by conducting an unfair sales process and entering into the merger agreement, (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties, and (iii) certain disclosures contained in the materials disseminated to Monogram’s stockholders in connection with the acquisition of Monogram by the Purchaser and LabCorp are inadequate. The plaintiffs seek to enjoin the acquisition of Monogram by the Purchaser and LabCorp and seek other monetary damages in an unspecified amount and have filed motions seeking expedited discovery and proceedings.

On June 30, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delaware (Civil Action No. 4703-CC). On July 7, 2009, a second putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delaware (Civil Action No. 4717-U.A.). On July 9, 2009, the two actions were consolidated under Civil Action No. 4703-CC. The action, captioned In re Monogram Biosciences, Inc. Shareholder Litigation, alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties to (a) fully inform themselves of Monogram’s market value before taking action, (b) act in the interests of the equity owners, (c) maximize shareholder value, (d) obtain the best financial and other terms when Monogram’s existence will be materially altered by the transaction, (e) act in accordance with fundamental duties of loyalty, care and good faith and (f) act independently in the best interest of the corporation and its shareholders, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties. The action further alleges that certain disclosures contained in the materials disseminated to Monogram’s stockholders in connection with the acquisition of Monogram by the Purchaser and LabCorp are inadequate. The plaintiffs seek to enjoin the acquisition of Monogram by the Purchaser and LabCorp and seek other monetary damages in an unspecified amount. The plaintiffs have filed motions with the court seeking expedited discovery and a preliminary injunction barring consummation of the offer and the merger. On July 9, 2009, the Court denied without prejudice plaintiffs’ motion for expedited proceedings and gave plaintiffs until Monday, July 13, 2009 to submit additional argument for the Court’s consideration.

LabCorp and Monogram believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the merger agreement, including the offer and the merger, and the costs to LabCorp and Monogram in defending the lawsuits may be significant.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: Senior Vice President and Chief Legal Officer
Dated: July 13, 2009

MASTIFF ACQUISITION CORP.

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: President and Secretary
Dated: July 13, 2009